

Mail Stop 3561

June 25, 2010

Thomas P. Johnson and Mindy C. Meads, Co-Chief Executive Officers
Aeropostale, Inc.
112 West 34th Street, 22nd floor
New York, NY 10120

> **Re: Aeropostale, Inc.**
> **Form 10-K for Fiscal Year Ended January 30, 2010**
> **Filed March 29, 2010**
> **File No. 001-31314**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed May 7, 2010**
> **File No. 001-31314**

Dear Mr. Johnson and Ms. Meads:

We have reviewed your response letter and have the following further comments. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to our comments, we may have additional comments.

Form 10-Q for Fiscal Quarter Ended May 1, 2010 Filed June 4, 2010

Exhibits

1.   We note your response to comment one of our letter dated May 13, 2010 and the exhibits you have filed with your Form 10-Q for the fiscal quarter ended May 1, 2010. It appears Exhibit 10.7 to your quarterly report continues to omit exhibits to the agreement. Further, Exhibits 10.7, 10.8, 10.9 and 10.10 are filed in an improper electronic format. Please note that while you may file electronic documents as an image as an unofficial copy, you must still file your exhibits with an acceptable electronic format. Refer to Rule

102(a) of Regulation S-T and Section 2.1 of Volume II of the EDGAR Filer Manual. In your next periodic report, please file the missing attachments to Exhibit 10.7 and in future filings, please file your exhibits in one of the correct electronic formats.

Schedule 14A

Long-Term Incentive Compensation, page 25

2.   We note the discussion of the performance shares on page 26 that are dependent upon EPS and Operating Income performance measures over a three year performance period. In future filings, please disclose the performance measures for the performance-based equity award where the three year period ended in the last fiscal year. In your response letter, please provide sample disclosure.

Questions may be directed to Edwin S. Kim, the legal examiner for this filing, at (202) 551-3297 or Pamela Howell, Special Counsel, at (202) 551-3357 for all other issues.

Sincerely,

John Reynolds
Assistant Director

cc: Michael J. Cunningham, CFO
        Fax: (646) 485-5430